UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-06033

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Ground Employee 401(k) Plan

Benefits Administration Department – WHQHR

United Air Lines, Inc.

P.O. Box 66100

Chicago, IL 60666

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAL Corporation

77 W. Wacker Drive

Chicago, Illinois 60601

(312) 997-8000

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4–14

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007	15

SIGNATURE

EXHIBIT

The following exhibit is filed herewith:
Exhibit 23 Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

United Airlines Ground Employee 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Airlines Ground Employee 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

June 27, 2008

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(In thousands)

	2007	2006
ASSETS:
Plan interest in Master Trust, at fair value	$1,686,620	$1,597,050
Employer contributions receivable	—	10,422

Total assets	1,686,620	1,607,472

LIABILITIES:
Accrued expenses	(51)	(44)
Excess contributions payable	—	(248)

Total liabilities	(51)	(292)

Net assets available for benefits, at fair value	1,686,569	1,607,180

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,503)	2,865

NET ASSETS AVAILABLE FOR BENEFITS	$1,685,066	$1,610,045

See notes to financial statements.

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(In thousands)

ADDITIONS:
Participant contributions	$59,555
Rollover contributions	941
Employer contributions	19,284

79,780

Plan’s interest in Master Trust’s investment income:
Net appreciation in value of investments	50,686
Dividends	52,939
Interest	18,920

Net investment income	122,545

Total additions	202,325

DEDUCTIONS:
Net transfers to other plans	(8,216)
Benefits paid to participants	(118,559)
Administrative expenses	(529)

Total deductions	(127,304)

INCREASE IN NET ASSETS	75,021

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,610,045

End of year	$1,685,066

See notes to financial statements.

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following description of the United Airlines Ground Employee 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants—The Plan is a defined contribution plan covering all employees of United Air Lines, Inc. (“United”) who are represented by the Aircraft Mechanics Fraternal Association (“AMFA”) and the International Association of Machinists and Aerospace Workers (“IAM”) except Mileage Plus, Inc. employees and Maintenance Instructors who participate in the United Airlines Management and Administrative 401(k) Plan. Effective April 1, 2008, AMFA was replaced by the International Brotherhood of Teamsters Union. Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Record Keeper—Fidelity Management Trust Company (“Fidelity” or “Trustee”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the transfer agent and recordkeeper of the Plan.

Equity Distribution— On February 1, 2006, United and its parent, UAL Corporation (“UAL”), emerged from bankruptcy protection. The Bankruptcy Court’s approval of the Plan of Reorganization provided certain employees with shares of new UAL stock upon exit from bankruptcy. The distribution for employees is in direct proportion to the labor savings each employee group provided during the bankruptcy reorganization process.

AMFA shares were distributed in two groups. Approximately 85% of the AMFA shares were allocated among eligible AMFA-represented employees based on that employee’s Considered Earnings, as defined in the Plan, excluding overtime, for the period from May 1, 2003 through December 31, 2005, in proportion to the total for all AMFA-represented employees over the period. Approximately 15% of AMFA shares were distributed according to a similar ratio based on Considered Earnings, excluding overtime, for the period January 1, 2005 through December 31, 2005. IAM shares were distributed based on each eligible employee’s Considered Earnings for the period from May 1, 2003 through December 31, 2005, in proportion to the total for all IAM-represented employees for the period.

UAL shares were deposited directly into the Plan to the extent possible under section 415(c) of the Internal Revenue Code. An equity distribution related to the 2006 Plan year occurred on April 27, 2007 for a value of $9,325,378. Accordingly, such distribution is included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006. Additional equity distributions occurred on November 8, 2007 for a value of $127,549 and are included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.

UAL Convertible Notes Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided that UAL convertible notes be issued to employees to partially offset the retirement benefits that active employees lost when United’s defined benefit pension plans were terminated. IAM elected to sell the allotted notes to the general financial community and distribute the cash proceeds into the Plan for eligible employees. AMFA decided to sell the allotted notes to the general financial community and distribute the proceeds in the form of cash to eligible employees.

Eligible IAM employees include those who retired after May 1, 2003 and before December 31, 2005, and also included active employees on December 31, 2005 who would have been retirement eligible under the terms of the terminated defined benefit pension plan. The IAM provided distribution amounts by employee to United. The final distribution from the sale of UAL convertible notes of $1,104,126 occurred on March 8, 2007, and related to the 2006 Plan year. Accordingly, such distribution was included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006.

Contributions—There are several types of contributions that may be made to the Plan on participants’ behalf:

•

Voluntary pre-tax contributions: Eligible employees may elect to make voluntary pre-tax contributions in any whole percentage from 1% to 30% of eligible earnings for each pay period. Eligible employees may also make a supplemental election to contribute additional contributions of 1% to 90% of their net after-tax pay. Section 402(g) of the Internal Revenue Code limits the amount of pretax 401(k) contributions to a maximum of $15,500 in 2007. Section 415(c) of the Internal Revenue Code limits the total amount of contributions from all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $45,000.

•

Employer Contributions: For employees represented by AMFA, beginning July 1, 2005, United began accruing employer contributions to participants’ accounts. This employer contribution to the Plan equals 4% of each eligible participant’s eligible earnings. In addition, United began making an additional contribution for all participants who were employed on May 15, 2005, or who were on furlough, and subsequently returned to active status according to a schedule based on the sum of the employees’ age and credited service and their classification of Mechanic or Related employee. In the event the total amount of United’s regular and additional contributions is less than 5% of all participants’ eligible earnings for the Plan year, United will make a supplemental employer contribution in the amount necessary to cause total employer contributions to equal 5% of all eligible participants’ earnings for the Plan year. United does not make contributions on behalf of IAM employees to the Plan. Employer cash contributions made in 2007, in addition to the Notes and Equity distributions discussed above, were $18,902,032.

•

Voluntary pre-tax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pretax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2007, the maximum catch-up amount is $5,000.

•

Rollover contributions: Participants may elect to rollover money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (“IRA”). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2007, $941,389 was transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).

The Plan is required to return contributions received during the year in excess of the Internal Revenue Code limits. Such amounts have been recorded as Excess contributions payable in the Statement of Net Assets Available for Benefits at December 31, 2006.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions, or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during the year were:

•	Fidelity Magellan Fund

•	Fidelity Equity-Income Fund

•	Fidelity Growth Company Fund

•	Fidelity Government Income Fund

•	Fidelity OTC Portfolio

•	Fidelity Overseas Fund

•	Fidelity Balanced Fund

•	Fidelity Asset Manager 50%

•	Fidelity Asset Manager: Growth 70%

•	Fidelity Asset Manager: Income 20%

•	Fidelity Retirement Money Market Portfolio

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Equity Index Commingled Pool

•	Fidelity Spartan International Index Fund

•	Blended Income Fund

•	Stated Return Fund (closed to new investments in 1992)

•	Vanguard Target Retirement Income

•	Vanguard Target Retirement 2005

•	Vanguard Target Retirement 2015

•	Vanguard Target Retirement 2025

•	Vanguard Target Retirement 2035

•	Vanguard Target Retirement 2045

•	Individual Brokerage Account (Fidelity BrokerageLink)

•	UAL Stock Fund

Vesting—Participants are vested immediately in their portion of equity and convertible note distributions, as well as their pre-tax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. All employees employed as of May 15, 2005, are 100% vested in United’s regular, additional and supplemental contributions and related earnings. For employees hired after May 15, 2005, a five-year vesting schedule was implemented beginning with 20% vested after the first year of service and increasing in 20% increments thereafter. Employees will be 100% vested in employer contributions upon death or attainment of age 65 while employed by United or an affiliate.

Forfeitures— Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited. If the Participant resumes employment with United or an affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce the employer’s contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $33,898 and $2,891 at December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, no forfeitures were applied to reduce United’s contributions under the Plan.

Participant Loans— Active employees who are receiving regular pay from United may borrow from their Plan accounts. A loan may not exceed $50,000 minus their highest outstanding loan balance over the last 12 months or one-half of their total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro-rata transfer from each investment fund in which the account is invested. Amounts invested in the UAL Stock Fund or Fidelity BrokerageLink must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan (a maximum of 60 months), and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 5% to 10% at December 31, 2007). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution. An initial fee of $35 is deducted from loan proceeds. In addition, a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Payment of Benefits—Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested, and existing balances:

•

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump-sum, equal periodic installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants’ current taxable income by a direct rollover into an IRA, qualified plan, an annuity contract or annuity plan under Section 403, and certain governmental plans under Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 1/2.

•

Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code 401(a)(9)

•

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

•	Hardship withdrawals, subject to restrictions described in the plan agreements.

•

After reaching age 59- 1/2, pre-tax contributions, including catch-up contributions, rollover contributions, and the special employer contributions of proceeds of Convertible Notes and UAL stock (as adjusted for earnings) may be withdrawn at any time.

•	Active participants that have reached age 70- 1/2 may choose to defer distribution until termination of employment.

Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant’s account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements— In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS 157 does not require any new fair value measurements; rather it specifies valuation methods and disclosures to be applied when fair value measurements are required under existing or future accounting pronouncements. SFAS 157 will be adopted in the Plan’s financial statements beginning January 1, 2008. Plan management believes the adoption will not have a material effect on the financial statements, but will require additional disclosure.

Investment Valuation and Income Recognition—The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. Except for the investment contracts discussed in Note 4, the Trustee determines fair value of the underlying Trust assets using quoted market prices on U.S. securities exchanges or other reliable sources. Investments in fully benefit responsive investment contracts are reported at fair value and adjusted to contract value. Shares of mutual funds are valued at the net asset value of shares held by the Trust at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments—Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—Administrative expenses, which are paid by the Plan, represent administrative and investment management fees charged by Fidelity, accountant and audit fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006.

Transfers Between Plans—Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Management and Administrative Employee 401(k) Plan and the United Airlines Flight Attendant 401(k) Plan.

3.	INVESTMENT IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Management and Administrative 401(k) Plan, and the Flight Attendant 401(k) Plan. Although assets of the plans are commingled in the Trust, the trustee maintains separate records for each of the plans. Assets of the Trust are reported at fair value and are allocated to the following plans at December 31, 2007 and 2006, as follows (in thousands):

	December 31, 2007		December 31, 2006
	Amount	Percent	Amount	Percent
Ground Employee 401(k) Plan	$1,686,620	39.31%	$1,597,050	40.25%
Management and Administrative 401(k) Plan	1,112,146	25.92	1,013,323	25.54
Flight Attendant 401(k) Plan	1,491,715	34.77	1,356,221	34.18
Mileage Plus, Inc. Investment Plus Plan*	—	—	1,272	0.03

Total	$4,290,481	100.00%	$3,967,866	100.00%

*	The Mileage Plus, Inc. Investment Plus Plan merged with the Management and Administrative 401(k) Plan effective December 31, 2007 and all accounts and assets were transferred to that plan.

Investments of the Trust as of December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006
Fidelity Mutual Funds:
Magellan Fund	$259,982	*	$223,701	*
Equity-Income Fund	174,462		181,009
Growth Company Fund	680,918	*	611,851	*
Government Income Fund	37,879		27,777
OTC Portfolio	182,712		153,858
Overseas Fund	377,924	*	309,001	*
Balanced Fund	368,041	*	346,152	*
Asset Manager 50%	35,497		34,677
Asset Manager: Growth 70%	53,105		52,993
Asset Manager: Income 20%	17,288		17,033
Spartan International Growth	93,779		67,533
Retirement Money Market Portfolio	128,837		100,018
U.S. Bond Index Fund	51,831		44,578
U.S. Equity Index Commingled Pool	354,128	*	365,754	*
Other Receivables	300		886
Fidelity BrokerageLink	52,254		24,711
Stated Return Fund	93,828		96,983
Blended Income Fund	557,690	*	556,228	*
UAL Stock Fund	276,237	*	384,655	*
UAL Stock Purchase Acct	4		6
Vanguard Target Retirement Income	4,111		2,201
Vanguard Target Retirement 2005	21,295		15,900
Vanguard Target Retirement 2015	134,113		102,941
Vanguard Target Retirement 2025	121,470		84,747
Vanguard Target Retirement 2035	61,456		42,556
Vanguard Target Retirement 2045	22,824		14,668
Participant Loan Fund	128,516		105,449

Total investments, at fair value	$4,290,481		$3,967,866
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,517)		6,773

Total investments	$4,286,964		$3,974,639

*	Represents an investment greater than 5% of Trust net assets.

The Trust’s investment gain (loss) for the year ended December 31, 2007, is as follows (in thousands):

Fidelity Mutual Funds:
Magellan Fund	$10,578
Equity-Income Fund	(10,101)
Growth Company Fund	111,336
Government Income Fund	1,068
OTC Portfolio	36,722
Overseas Fund	21,398
Balanced Fund	2,331
Asset Manager 50%	(1,267)
Asset Manager: Growth 70%	2,397
Asset Manager: Income 20%	(237)
Spartan International Growth	5,626
U.S. Bond Index Fund	(34)
U.S. Equity Index Commingled Pool	20,066
Fidelity BrokerageLink	2,983
UAL Stock Fund	(58,423)
Vanguard Target Retirement Income	111
Vanguard Target Retirement 2005	818
Vanguard Target Retirement 2015	5,192
Vanguard Target Retirement 2025	4,689
Vanguard Target Retirement 2035	2,415
Vanguard Target Retirement 2045	885

Net appreciation	158,553

Dividends	147,278
Interest	40,048

Trust investment gain	$345,879

4.	GUARANTEED INVESTMENT CONTRACT (“GIC’S”) AND SYNTHETIC GIC’S

The Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund. The investments are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

Guaranteed Investment Contract

The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company. Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions. Interest crediting rates are determined according to a specific formula. Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account. The minimum crediting rate under the annuity contract is 1.50%. The rates credited to participants at December 31, 2007 and 2006 were 4.64% and 4.55%, respectively. Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contracts in the Stated Return Fund held by the Trust at December 31, 2007 and 2006 was $93,828,401 and $96,982,780, respectively. The average yield for the Stated Return Fund was 4.78% and 4.67% for the years ended December 31, 2007 and 2006, respectively.

The Plan’s ability to transact at contract value could be limited in the event of contract termination. There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs

The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities and “wrap” contracts with four counterparties. The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals. The fair value of the Blended Income Fund equals to the sum of the market value of the underlying investments plus the fair value of the wrap rebid, which is calculated by discounting the difference between the contractual wrap rebid fee and the market value of the rebid fee over the remaining duration of the contract. The fair value of the wrap rebid was zero and $(7,287) at December 31, 2007 and 2006, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund. The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is zero. The rates credited to participants at December 31, 2007 and 2006, were 4.88% and 4.53% respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2007 and 2006 was $557,689,643 and $556,228,173, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2007 and 2006, was 4.82% and 4.57%, respectively.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include: (i) the Plan’s failure to qualify under Section 401(a) or 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Return Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Return Fund directly to a competing option.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2007 were $522,887.

The Plan invested in shares of UAL common stock. UAL is the parent company of United and, as such, investment activity related to the UAL common stock qualifies as exempt party-in-interest transactions.

6.	PLAN TERMINATION

United expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of UAL subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

7.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed United by a letter dated September 5, 2003, that the Plan and related Trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION TO FORM 5500

At December 31, 2007 and 2006, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements. However, these investment contracts are reported at fair value in the Form 5500. The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2007	2006
Net assets available for plan benefits per financial statements	$1,685,066	$1,610,045
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,503	(2,865)

Net assets available for plan benefits per Form 5500	$1,686,569	$1,607,180

Year Ended December 31, 2007
Net investment income per financial statements	$122,545
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,368

Net investment income per Form 5500	$126,913

9.	PLAN AMENDMENTS

During 2007, the Plan was amended to provide treatment of settlement proceeds from litigation involving the terminated UAL Corporation Employee Stock Ownership Plan. The proceeds were invested into the Plan for each eligible participant in 2007. The amendment also allows any employee or former employee with an account balance under the trust related to the terminated UAL Corporation Employee Stock Ownership Plan to transfer such amounts into the Plan. The amendment also provides terminated employees the option to receive a partial distribution of his or her account balance rather than a lump sum. Partial distributions may not be less than $100 or the total balance of his or her accounts if less.

The amendment also clarifies that each participant loan is charged pro-rata against the participant’s rollover contribution account, the participant’s employer equity distribution account, note proceeds account and all other employer contribution accounts, if any. Amounts invested in the UAL Stock Fund or the Fidelity BrokerageLink Investment fund must be transferred to another investment fund before such amounts are available for a participant’s loan.

* * * * * *

SUPPLEMENTAL SCHEDULE

UNITED AIRLINES GROUND EMPLOYEE 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(In thousands)

Identity of Issue, Borrower, or Similar Party		Description of Investment	Current Value
(A)	Investments Held in the Trust, at fair value		$1,615,285

(A)	Participants’ loan balance	Participant loans earning interest from 5% to 10.00% maturing from 2007 through 2023	71,335

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(1,503)

TOTAL			$1,685,117

(A)	Denotes party-in-interest investment.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Ground Employee 401(k) Plan

Date: June 27, 2008	/s/ M. Lynn Hughitt
M. Lynn Hughitt
Member
Retirement and Welfare Administration Committee, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm